Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated April 8, 2016. GS Finance Corp. $ S&P GSCI® Crude Oil 3-Month Forward Index Excess Return-Linked Notes due guaranteed by The Goldman Sachs Group, Inc.

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the fifth scheduled business day after the determination date) is based on the performance of the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return as measured from the trade date to and including the determination date (expected to be approximately 60 months after the trade date).

The index tracks the performance of futures contracts on WTI (West Texas Intermediate) crude oil, not physical oil. Generally, the return on an investment in a commodity futures contract is correlated with, but not the same as, the return on buying and holding the commodity underlying such contract.

The return on your notes is linked to the performance of the index and not to the performance of the S&P GSCI® Crude Oil Index Excess Return (the base index). Although the index follows the methodology of the base index, the futures contracts used for calculating the index are for delivery three months later than those of the corresponding designated contracts used for the base index. Therefore, there may be significant variation between the performance of the index and the base index.

If the final index level on the determination date is greater than or equal to the initial index level (set on the trade date), the return on your notes will be positive.  If the final index level declines by up to between 30.00% and 35.00% (set on the trade date) from the initial index level, you will receive the face amount of your notes. If the final index level declines by more than between 30.00% and 35.00% from the initial index level, the return on your notes will be negative.  You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the index return, which is the percentage increase or decrease in the final index level from the initial index level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the index return is greater than or equal to zero (the final index level is greater than or equal to the initial index level), the greater of (i) the threshold settlement amount of $1,300.00, and (ii) the sum of (a) $1,000 plus (b) the product of (1) $1,000 times (2) the index return;

•                  if the index return is negative but not below between -30.00% and -35.00% (the final index level is less than the initial index level but not by more than between 30.00% and 35.00%), $1,000; or

•                  if the index return is negative and is below between -30.00% and -35.00% (the final index level is less than the initial index level by more than between 30.00% and 35.00%), the sum of (i) $1,000 plus (ii) the product of (a) the index return times (b) $1,000.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-12.

The estimated value of your notes at the time the terms of your notes are set on the trade date is expected to be between $915 and $955 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	, 2016	Original issue price:	100.00% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No.      dated         , 2016.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $915 and $955 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $     per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through           .

About Your Prospectus

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Commodity terms supplement no. 27 dated December 22, 2015

•                  Prospectus supplement dated December 22, 2015

•                  Prospectus dated December 22, 2015

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

*assumes a trigger buffer level set at the top of the trigger buffer level range (between 70.00% and 65.00% of the initial underlier level)

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated December 22, 2015, in the accompanying prospectus supplement dated December 22, 2015 and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 27 dated December 22, 2015.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated December 22, 2015, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated December 22, 2015, for Medium-Term Notes, Series E, and references to the “accompanying commodity terms supplement no. 27” mean the accompanying commodity terms supplement no. 27, dated December 22, 2015, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-16 of the accompanying commodity terms supplement no. 27. Please note that certain features described in the accompanying commodity terms supplement no. 27 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying commodity terms supplement no. 27.

Key Terms

Issuer:  GS Finance Corp.

Guarantor: The Goldman Sachs Group, Inc.

Underlier:  the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return (Bloomberg symbol, “SG3MCLP Index”).  References herein to “underlier commodity” are to the commodity futures contract comprising the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return

Underlier sponsor: the corporation or other entity, or group of corporations or other entities, that, in the determination of the calculation agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return and (ii) announces (directly or through an agent) the level of the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return on any day; as of the date of this pricing supplement, the underlier sponsor is S&P Dow Jones Indices LLC (“S&P”)

Specified currency:  U.S. dollars (“$”)

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:  the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated trigger buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” herein.  Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the threshold level, the greater of (1) the threshold settlement amount and (2) the sum of (a) $1,000 plus (b) the product of (i) $1,000 times (ii) the underlier return;

•                  if the final underlier level is less than the threshold level but greater than or equal to the trigger buffer level, $1,000; or

•                  if the final underlier level is less than the trigger buffer level, the sum of (1) $1,000 plus (2) the product of (a) $1,000 times (b) the underlier return

Initial underlier level (to be set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event — Notes Linked to a Single Underlier” on page S-18 of the accompanying commodity terms supplement no. 27 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying commodity terms supplement no. 27

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Trigger buffer level (to be set on the trade date):  expected to be between 70.00% and 65.00% of the initial underlier level

Threshold level:  100.00% of the initial underlier level

Threshold settlement amount: $1,300.00

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date):  a specified date that is expected to be approximately 60 months following the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-17 of the accompanying commodity terms supplement no. 27

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the fifth scheduled business day following the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-16 of the accompanying commodity terms supplement no. 27

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying commodity terms supplement no. 27

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-26 of the accompanying commodity terms supplement no. 27

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27

Underlier commodity trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Underlier Commodity Trading Day” on page S-26 of the accompanying commodity terms supplement no. 27

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-53 of the accompanying commodity terms supplement no. 27

ERISA: as described under “Employee Retirement Income Security Act” on page S-54 of the accompanying commodity terms supplement no. 27

Supplemental plan of distribution; conflicts of interest:  as described under “Supplemental Plan of Distribution” on page S-55 of the accompanying commodity terms supplement no. 27 and “Plan of Distribution – Conflicts of Interest” on page 78 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

GS Finance Corp. expects to agree to sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. expects to agree to purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to certain securities dealers at such price less a concession not in excess of        % of the face amount. GS& Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We expect to deliver the notes against payment therefor in New York, New York on           , 2016, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co. (“GS&Co.”)

CUSIP no.:  40054K6F8

ISIN no.:  US40054K6F89

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier, the  creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold level	100.00% of the initial underlier level
Threshold settlement amount	$1,300.00
Trigger buffer level	70.00% of the initial underlier level
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
175.000%	175.000%
150.000%	150.000%
130.000%	130.000%
125.000%	130.000%
115.000%	130.000%
105.000%	130.000%
100.000%	130.000%
99.999%	100.000%
90.000%	100.000%
80.000%	100.000%
75.000%	100.000%
70.000%	100.000%
69.999%	69.999%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 70.000% (the section left of the 70.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

200%
150%
130%
100%
50%
0%
Note
Performance
Underlier
Performance
0%
50%
70%
100%
130%
150%
200%
Hypothetical Cash Settlement Amount as % of Face Amount
Hypothetical Final Underlier Level as % of Initial Underlier Level

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier commodity that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-14.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level and the trigger buffer level, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 27.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying commodity terms supplement no. 27.  Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the index commodity underlier, i.e., the commodity futures contract comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models.  As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc. as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series E Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 33 of the accompanying prospectus.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier.  Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date.  If the final underlier level is less than the trigger buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level

If the final underlier level is less than the trigger buffer level, you will receive less than the face amount of your notes and you could lose all or a substantial portion of your investment in the notes. This means that while a between 30.00% and 35.00% (set on the trade date) drop between the initial underlier level and the final underlier level will not result in a loss of principal on the notes, a decrease in the final underlier level to less than between 70.00% and 65.00% of the initial underlier level will result in a loss of a significant portion of the principal amount of the notes despite only a small change in the underlier level.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                                          the levels of the underlier;

•                                          the volatility — i.e., the frequency and magnitude of changes — in the underlier level;

•                                          economic, financial, regulatory, political, military and other events that affect commodity markets generally and the market segments of which crude oil is a part, and which may affect the level of the underlier;

•                                          interest rates and yield rates in the market;

•                                          the time remaining until your notes mature; and

•                                          our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the underlier level based on historical changes in the underlier level.  The actual changes in the underlier level over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical underlier levels or to the hypothetical return examples shown elsewhere in this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the trigger buffer level on the return on your investment will depend upon the price you pay for your notes relative to face amount.  For example, if you purchase your notes at a premium to face amount, the trigger buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the performance of the underlier.  Changes in the underlier level may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

The Return on Your Notes Will Be Based on an Underlier That Reflects Excess Return, Not Total Return

The return on your notes is based on the performance of the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return.  As discussed below, the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return reflects the returns that are potentially available through an unleveraged investment in the underlier commodity.  It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlier commodity. The return on your notes will not include such a total return feature or interest component.

Changes in the Composition and Valuation of the Underlier, or Discontinuation or Modification of the Underlier, May Adversely Affect the Value of Your Notes

The composition of the underlier may change over time, as additional commodity contracts satisfy the eligibility criteria of the underlier or the commodity contract currently included in the underlier fails to satisfy such criteria and those changes could impact the composition of the underlier. A number of modifications to the methodology for determining the contracts to be included in the underlier, and for valuing the underlier, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.

As described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27, if the calculation agent determines that the changes to the underlier are fundamental in nature, the calculation agent may make such adjustments in the rules of the underlier or the method of its calculation as it believes are appropriate so that the final underlier level calculated based on the modified index and then-current index methodology, is equitable. It is possible, however, that such changes will adversely affect the value of your notes when compared with a structure in which the calculation agent would not have had such discretion.

In the event that the underlier sponsor discontinues publication of the underlier, the calculation agent may calculate the underlier level during the remaining term of your notes as described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 27. Because such calculation will, in that event, no longer be based on the underlier sponsor’s calculation of the underlier, it is possible that the value of your notes will be adversely affected when compared to the situation in which the underlier were still being published.

The Underlier May in the Future Include a Commodity Futures Contract That Is Not Traded On Regulated Trading Facilities

The underlier was originally based solely on a commodity futures contract traded on regulated trading facilities (referred to in the United States as “designated contract markets”).  At present, the underlier continues to be comprised exclusively of the WTI crude oil futures contract that trades on the New York Mercantile Exchange and the Intercontinental Exchange.  If the underlier sponsor adds a commodity futures contract to the underlier in accordance with the criteria and procedures described under “The Underlier” below, the underlier may in the future include an over-the-counter contract (such a swap or forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation.  As a result, trading in such a contract, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the same provisions of, and the protections afforded by, the Commodity Exchange Act, as amended, or other applicable statutes and related regulations, that govern trading on regulated trading facilities.  In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories.  As a result, the trading of contracts on such facilities and the inclusion of such contracts in the underlier may be subject to certain risks not presented by most exchange-traded contracts, including risks related to the liquidity and price histories of the relevant contracts.

It Is Difficult to Predict What Effect Higher and Lower Future Prices of the Commodity Futures Contract Included in the Underlier Relative to Its Current Price May Have on Its Value

The underlier is composed of a commodity futures contract rather than a physical commodity. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contract that comprises the underlier approaches expiration, it is replaced by a similar contract that has a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in December. This process is referred to as “rolling”.

If the market for this contract is in “backwardation,” which means that the price is lower in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract. Conversely, if the market for this contract is in “contango,” which means that the price is higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the sale price of the October contract. The difference between the prices of the two contracts when they are rolled is sometimes referred to as a “roll yield”, and the change in price that the contract experiences while it is a component of the underlier is sometimes referred to as a “spot return”. An investor in the underlier cannot receive either the roll yield or the spot return separately. The presence of contango in the commodity markets could result in negative roll yields, which could adversely affect the value of the underlier. Because of the potential effects of negative roll yields, it is possible for the value of the underlier to decrease significantly over time even when the near-term or spot price of the commodity futures contract is stable or increasing. It is also possible, when the near-term or spot price of the commodity futures contract is decreasing, for the value of the underlier to decrease significantly over time.

The Underlier Sponsor May be Required to Replace a Designated Contract If the Existing Commodity Futures Contract is Terminated or Replaced

A commodity futures contract known as a “designated contract” has been selected as the reference contract for the physical commodity underlying the underlier. Data concerning this designated contract will be used to calculate the underlier. If a designated contract were to be terminated, a comparable commodity futures contract may be selected by the underlier sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the underlier.

Although the Underlier Has a Contract on One of the Same Commodities that Comprise the S&P GSCI® Index, its Value and Returns Will Differ from Those of the S&P GSCI® Index

The S&P GSCI® Crude Oil 3-Month Forward Index Excess Return, to which the notes are linked, consists of only the WTI crude oil commodity futures contracts in the S&P GSCI® Index, as explained in “The Underlier” below, and at any time will trade one WTI crude oil commodity futures contract. The significantly more limited number of constituents in the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return means that the return on your notes, if based on the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return, will differ from the return on the S&P GSCI® Index.

Commodity Prices as Well as the Underlier Commodity May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

Commodity prices as well as the underlier commodity are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts.  These factors may affect the levels of the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return and the value of your notes in varying ways, and different factors may cause the value of the underlier commodity and the price of the commodity underlying the underlier commodity, to move in inconsistent directions and at inconsistent rates.

Concentrated Investment in a Single Commodity

The return on your notes is linked to the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return (which is concentrated in one crude oil commodity futures contract) and not to a diverse basket of commodities or a broad-based commodity index. The underlier level may not correlate to the prices of commodities generally and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the level of an index based on a futures contract on a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index or the price of multiple commodities.

The WTI Crude Oil Futures Contract May Continue to Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes

The WTI crude oil futures contract has been fluctuating widely and may continue to do so in the future. Over the period from January 2, 2015 to April 7, 2016, the closing level of the underlier, which is currently comprised solely of a WTI crude oil futures contract traded on the New York Mercantile Exchange and the Intercontinental Exchange, declined by approximately 42.21%. For additional information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Factors that may affect the WTI crude oil futures contract and the value of your notes in varying ways include, without limitation:

•                                          global supply of and demand for crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of crude oil, and production and cost levels in countries where crude oil is produced;

•                                          levels of inventory at the Cushing Oklahoma storage hub;

•                                          demand for products produced by refining WTI crude oil;

•                                          weather and natural disasters;

•                                          governmental programs and policies, including regulation that affects consumption or production of commodities;

•                                          regulation in the relevant producer countries and in the commodities and securities markets;

•                                          hedging, investment and trading activities by market participants;

•                                          price and supply controls among producer nations or organizations of producer nations;

•                                          holding of commodities by producers;

•                                          production of substitutes for WTI crude oil, such as shale oil; development of new substitutes for WTI crude oil; or alternative industrial or consumer applications that do not make use of WTI crude oil;

•                                          relative pricing between WTI crude oil and other grades of crude oil;

•                                          relative pricing between WTI crude oil and shale oil;

•                                          global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations, including but not limited to Ukraine;

•                                          disruptions in supply caused by damage to pipelines (including by oil theft);

•                                          price limitations, position limits and trading halts on the exchange on which the underlier commodity trades;

•                                          liquidity or illiquidity of the markets for WTI crude oil; and

•                                          currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the prices of WTI crude oil and the occurrence of all, some or one of these factors could reduce the WTI crude oil futures contract and adversely affect the market value of, and payment on, your notes.

There Are Specific Risks Associated with WTI Crude Oil and the WTI Crude Oil Futures Contract

Oil prices are currently experiencing high volatility and have also been highly volatile in the past.

Oil prices are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and, especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, Russia, Ukraine and Nigeria. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the value of the WTI crude oil futures contract. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the WTI crude oil futures contract may also increase or decrease, and the market value of, and amount payable on, your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain periods, implemented curtailments of or increases in output and trade. These efforts at supply control could adversely affect the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Additionally, actions taken by consuming nations, such as the releases of oil reserves, may occur in a way that is not predictable and could adversely affect the price of crude oil, the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes.

Also, the production and pricing of substitute products for crude oil, such as shale oil, as well as development of new substitute products for crude oil, could adversely affect the closing level of the WTI crude oil futures contract and the market value of, and amount payable on, your notes. Increases in the price of crude oil may drive increased production of substitute products, such as shale oil, which may cause the price of crude oil to decline.

You Have No Rights with Respect to the Underlier Commodity or the Commodity Underlying Such Underlier Commodity or Rights to Receive the Underlier Commodity or Commodity

Investing in your notes will not make you a holder of the underlier commodity or the commodity underlying such underlier commodity.  Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier commodity or commodity underlying such underlier commodity.  Any amounts payable on your notes will be made in cash, and you will have no right to receive the underlier commodity or the commodity underlying such underlier commodity.

Although the Underlier Has Contracts on the Same Commodities That Comprise the S&P GSCI® Crude Oil Index Excess Return, Its Value and Returns Will Likely Differ From Those of the S&P GSCI® Crude Oil Index Excess Return

The underlier to which your notes are linked is a three month forward version of the S&P GSCI® Crude Oil Index Excess Return. The underlier is calculated on an excess return basis – as described under “The Return on Your Notes Is Based on an Underlier That Reflects Excess Return, Not Total Return” – using the same methodology as the S&P GSCI® Crude Oil Index Excess Return except that that the commodity contracts used to calculate the underlier are advanced, as compared to the S&P GSCI® Crude Oil Index Excess Return, such that the delivery months for the designated contracts included in the underlier are three months later than those of the corresponding designated contracts used in the S&P GSCI® Crude Oil Index Excess Return , as explained in “The Underlier” below. Since one component of the value of a commodity contract is the period remaining until its expiration, this difference is likely to produce different values for this underlier and the S&P GSCI® Crude Oil Index Excess Return at any given time and, therefore, may produce differing returns.

The differences between the rolling rules for the underlier and those for the S&P GSCI® Crude Oil Index Excess Return means that the return on the underlier to which your notes are linked will differ from the return on the S&P GSCI® Crude Oil Index Excess Return, and may be less than the return you would have received if you invested in notes that were linked to the S&P GSCI® Crude Oil Index Excess Return. There can be no assurance that the three month forward contract expirations used in the underlier will result in better performance of the underlier as compared to the S&P GSCI® Crude Oil Index Excess Return, and such performance may be materially worse.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there may be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-33 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The S&P GSCI® Crude Oil 3-Month Forward Index Excess Return (which we may refer to as the “index”) is a sub-index of the S&P GSCI® Index. The S&P GSCI® Index is a proprietary index that GS&Co. developed. Effective February 2, 2007, The Goldman Sachs Group, Inc. (“GS Group”) completed a transaction with S&P Dow Jones Indices by which GS Group sold to S&P Dow Jones Indices (which we may refer to as the “index sponsor”) all of the rights of GS&Co. in the S&P GSCI® Index and all related indices and sub-indices (which we may refer to as the “indices”), as well as certain intellectual property related to the S&P GSCI® Index. As of that date, therefore, GS&Co. no longer owned the indices and is no longer responsible for the calculation, publication or administration of the indices, or for any changes to the methodology. All decisions with respect to the indices will be made, and the related actions will be taken, solely by S&P Dow Jones Indices. GS&Co. has no control over any matters related to the indices.

The index sponsor owns the copyright in and all rights to the index. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The consequences of the index sponsor discontinuing or modifying the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

The index sponsor also owns the copyright in and all rights to the S&P GSCI® Index. Neither we nor any of our affiliates made any due diligence inquiry with respect to the index, the S&P GSCI® Index or make any representation that any public information regarding the index or the index sponsor is accurate or complete.

Although GS&Co. initially developed the index, the index is not owned, endorsed, or approved by or associated with GS&Co. or its affiliated companies. You, as an investor in your notes, should make your own investigation into the index.

Following the index description is a brief question and answer section on selected topics relevant to the index.

Index Description

The S&P GSCI® Crude Oil 3-Month Forward Index Excess Return is a three month forward version of the S&P GSCI® Crude Oil Index Excess Return, meaning that the designated contract included in the index has an expiration that is three months later than the expiration of the designated contract included in the S&P GSCI® Crude Oil Index Excess Return. The index is comprised of crude oil futures contracts that are included in the S&P GSCI® Index, which currently consists solely of one West Texas Intermediate (WTI) crude oil futures contract (which we refer to as the “WTI crude oil contract”) traded on the New York Mercantile Exchange and the Intercontinental Exchange. The index is a sub-index of the S&P GSCI® Index, which means that while it is generally calculated in the same manner as the S&P GSCI® Index, it is based entirely on the price performance and roll yield (described below) of the crude oil futures contract included in the S&P GSCI® Index, with the effect that the “Daily Contract Reference Price”, “Contract Production Weight” and “Roll Weight” (each such term as further described below) used in performing the calculation of the index are limited to the crude oil contract with an expiration that is three months later. The index is measured on an excess return basis, meaning that it measures the returns on the price level of the futures contract included in the index along with the discount or premium obtained by rolling the hypothetical position in such contract forward as it approaches delivery.

Because the index is a sub-index of the S&P GSCI® Index, the rules with respect to its calculation and composition derive from the S&P GSCI® Index. We therefore include the following information on the S&P GSCI® Index.

Contract Eligibility

The S&P GSCI® Index is an index on a production-weighted basket of physical non-financial commodities that satisfy specified criteria and is designed to be a measure of the performance over time of the markets for these commodities. In order to be included in the S&P GSCI® Index (and, as a result thereof, the index), a contract must satisfy the following eligibility criteria:

•                  The contract must be in respect of a physical commodity and not a financial commodity. The contracts on a particular commodity need not require physical delivery by their terms in order for the commodity to be considered a physical commodity.

•                  The contract must:

o                have a specified expiration or term or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future;

o                at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement; and

o                be traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI® Index that, at any given point in time, will be involved in the rolls to be effected in the next three roll periods.

Moreover, a contract considered for the S&P GSCI® Index must be:

•                  denominated in U.S. dollars; and

•                  traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country which is a member of the Organization for Economic Cooperation and Development and that:

o                makes price quotations generally available to its members or participants (and to S&P Dow Jones Indices) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

o                makes reliable trading volume information of at least three months available to S&P Dow Jones Indices with at least the frequency required by S&P Dow Jones Indices to make monthly determinations;

o                accepts bids and offers from multiple participants or price providers; and

o                is accessible by a sufficiently broad range of participants.

o                Such access may be provided either:

▪                 by the trading facility making clearing services reasonably available, thereby eliminating counterparty credit considerations, or

▪                 by a network of brokers or dealers who are willing to intermediate transactions with third parties, thereby enabling such third parties to enter into transactions based on prices posted on such trading facility.

The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion of the contract in the S&P GSCI® Index. The daily contract reference price may be (but is not required to be) the reference, closing or settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

At and after the time a contract is included in the S&P GSCI® Index, the daily contract reference price for such contract must be published between 10:00 A.M. and 4:00 P.M., Eastern time, on each S&P GSCI®

Index business day relating to such contract by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and, if S&P Dow Jones Indices is not such a member or participant, to S&P Dow Jones Indices) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

A contract already included in the S&P GSCI® Index at the time constituents are being reviewed by the index sponsor:

•                  that is the only contract on the relevant commodity included in the S&P GSCI® Index must, in order to continue to be included in the S&P GSCI® Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $5 billion and at least U.S. $10 billion during at least one of the three most recent annual periods used in making the determination.

•                  that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® Index at such time must, in order to continue to be included in the S&P GSCI® Index after such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $10 billion and at least U.S. $20 billion during at least one of the three most recent annual periods used in making the determination.

•                  must, in order to continue to be included after such time, have a reference percentage dollar weight of at least 0.10%. The reference percentage dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. These amounts are summed for all contracts included in the S&P GSCI® Index and each contract’s percentage of the total is then determined.

A contract being considered for new inclusion in the S&P GSCI® Index by the index sponsor:

•                  that is based on a commodity that is not represented in the S&P GSCI® Index at such time must, in order to be added to the S&P GSCI® Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $15 billion. The total dollar value traded is the dollar value of the total quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

•                  that is based on a commodity on which there are one or more contracts already included in the S&P GSCI® Index at such time must, in order to be added to the S&P GSCI® Index at such time, have a total dollar value traded, over the relevant period, as the case may be and annualized, of at least U.S. $30 billion.

•                  must, in order to be added to the S&P GSCI® Index at such time, have a reference percentage dollar weight of at least 1.00%.

No further contracts on a commodity will be included if the inclusion would result in the portion of the S&P GSCI® Index attributable to such commodity exceeding a particular threshold. Currently, only one contract on WTI crude oil is included in the S&P GSCI® Index.

In the event that two or more contracts on the same commodity satisfy the eligibility criteria, and the portion of the S&P GSCI® Index attributable to that commodity does not exceed the applicable threshold, the additional contracts will be included in the S&P GSCI® Index in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first.

If additional contracts could be included with respect to several commodities at the same time, that procedure is first applied with respect to the commodity that has the smallest portion of the S&P GSCI® Index attributable to it at the time of determination. Subject to the other eligibility criteria set forth above, the contract with the highest total quantity traded on such commodity will be included. Before any additional contracts on the same commodity or on any other commodity are included, the portion of the S&P GSCI® Index attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI® Index attributable to it.

Calculation of the Index

On any S&P GSCI Index business day, the value of the index is equal to the product of (i) the value of the index on the preceding index business day and (ii) one plus the contract daily return on the index business day on which the calculation is made, rounded to seven decimal places. The value of the index is indexed to a base value of 100 on January 2, 1970.

The official daily settlement price for the index is reported on Bloomberg Page SPGCCLP on each S&P GSCI Index business day and is calculated between 3:30 PM and 6:00 PM, Eastern Time. The term S&P GSCI Index business day means a day on which the S&P GSCI® Index and its related indices are calculated, as determined by the NYSE Euronext Holiday & Hours schedule.

Contract Daily Return

The contract daily return on any given day is equal to the sum for all applicable contracts, of the daily contract reference price multiplied by the CPW, divided by the total dollar weight invested in the index on the preceding day, minus one.  In the case of the index, the applicable contract is the WTI crude oil contract and the CPW is the CPW for WTI crude oil, as determined by the index sponsor.

Daily Contract Reference Price

The daily contract reference prices used in calculating the index on any given day are the most recent such daily contract reference prices made available by the relevant trading facilities, which, for the WTI crude oil contract, is currently the New York Mercantile Exchange and the Intercontinental Exchange, except that the daily contract reference price for the most recent prior day will be used if a trading facility is closed. If a relevant trading facility otherwise fails to make the daily contract reference price available, or the daily contract reference price as published by such relevant trading facility reflects, in the reasonable judgment of the index sponsor, manifest error, the relevant calculation will be delayed until the price is made available or corrected; provided, that, if the price is not made available or corrected by 4:00 P.M. New York City time, the index sponsor may determine the appropriate daily contract reference price for the applicable WTI crude oil futures contract in its reasonable judgment for purposes of calculating the total dollar weight of the index.

Contract Production Weights

The S&P GSCI® Index (and, as a result thereof, the index) is a production-weighted index, and S&P Dow Jones Indices ascertains the quantity of each designated contract to be included in the S&P GSCI® Index, which is referred to as the contract production weight (CPW). The CPW of a contract is a function of the total annualized quantity traded in such contract, the total annualized quantity traded of all designated contracts on the same commodity and the five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity.

S&P Dow Jones Indices decides the sources of information used in determining the CPWs for a given period but will generally use the same sources of information used to determine the CPWs for or during the immediately preceding index year. If such sources are not reasonably available or do not contain the necessary information, or if S&P Dow Jones Indices determines the information included in any such sources is inaccurate, unreliable or contains manifest error, S&P Dow Jones Indices will identify alternative sources of information. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, may calculate the weight of such commodity based on regional, rather than world, production data. At present, natural gas is the only commodity the weight of which is calculated on the basis of regional production data, with the relevant region being North America.

The five-year moving average is updated annually for each commodity included in the S&P GSCI® Index, based on the most recent five-year period (ending approximately two years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights, or CPWs, used in calculating the S&P GSCI® Index are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P Dow Jones Indices performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI® Index is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI® Index to shift from contracts that have lost substantial liquidity into more liquid contracts, during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI® Index will change on one or more of these monthly evaluation dates. In addition, regardless of whether any changes have occurred during the year, S&P Dow Jones Indices reevaluates the composition of the S&P GSCI® Index, in consultation with the S&P GSCI® Index committee, at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI® Index. Commodities included in the S&P GSCI® Index and its sub-indices which no longer satisfy such criteria, if any, will be deleted.

Total Dollar Weight

The total dollar weight of the index is used in calculating the contract daily return, described above, which is in turn used for calculating the value of the index. Because the index currently comprises solely the WTI crude oil contract, changes in the total dollar weight of the index are generally equal to changes in the daily contract reference price of the WTI crude oil contract, except when the CPW of the WTI crude oil contract changes and during roll periods, as described below. In addition, the total dollar weight of the index is used in calculating the normalizing constant of the index (which is different from the normalizing constant of the S&P GSCI® Index), which is the factor used in adjusting the index to allow comparisons of the value of the index to be made over time.

The total dollar weight of the index on any S&P GSCI Business Day not during a roll period is equal to:

•                  the daily contract reference price for the applicable contract (the WTI crude oil contract),

•                  multiplied by the contract production weight (CPW) of the applicable commodity (WTI crude oil).

A “roll period” means the period of five S&P GSCI Index business days beginning on the fifth and ending on the ninth S&P GSCI Index business day of each calendar month.

During a roll period, the total dollar weight of the index on any S&P GSCI Index business day is equal to:

•                  the CPW with respect to the current contract expiration multiplied by the daily contract reference price with respect to the current contract expiration multiplied by the “roll weight” with respect to the current contract expiration, plus

•                  the CPW with respect to the next contract expiration multiplied by the daily contract reference price with respect to the next contract expiration multiplied by the “roll weight” with respect to the next contract expiration, except that for roll periods in which a re-weighting is implemented, and which therefore involve a change in CPWs and normalizing constants, the total dollar weight obtained through the calculation above must be multiplied by the normalizing constant relevant to the applicable contract expiration, and the CPW with respect to the current contract expiration is not necessarily equal to the CPW with respect to the next contract expiration.

The “roll weight” of a futures contract reflects the fact that the position in the futures contract must be liquidated or rolled forward into a more distant contract expiration as it approaches expiration. If an actual position in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the index is designed to replicate the performance of actual investments in the underlying contract, the rolling process incorporated in the index takes place over a number of business days during each month (referred to as a “roll period”). On each day of the roll period, the “roll weight” of the current contract expiration and the next contract expiration (the next contract as designated by the index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated).  The roll period applicable to the S&P GSCI® Index and the index occurs from the fifth to ninth S&P GSCI Index business day of the month.

If on any day during a roll period any of the following conditions exists, the portion of the roll with respect to the affected contract that would have taken place on that day is deferred until the next day on which these conditions do not exist:

•                  no daily contract reference price is available for a given contract expiration;

•                  any such price represents the maximum or minimum price for such contract month, based on trading facility price limits (referred to as a limit price);

•                  the daily contract reference price published by the relevant trading facility reflects manifest error, or such price is not published by 4:00 P.M., New York City time. In that event, the index sponsor may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price; provided, that, if the trading facility publishes a price before the opening of trading on the next day, the index sponsor will revise the portion of the roll accordingly; or

•                  trading in the relevant contract terminates prior to its scheduled closing time.

Index Maintenance

S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI® Index are necessary or appropriate in order to assure that the S&P GSCI® Index represents a measure of commodity market performance. S&P Dow Jones Indices has the discretion to make any such modifications, in consultation with the S&P GSCI® Index Committee.

The composition of the S&P GSCI® Index, which may affect the composition of the index, is reviewed on a monthly basis by S&P Dow Jones Indices.

Contract Expirations

Because the index a sub-index of the S&P GSCI® Index, which is comprised of actively traded contracts with scheduled expirations, the index can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI® Index and, as a result thereof, in the index, during a given year are designated by S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P Dow Jones Indices includes in the S&P GSCI® Index and, as a result, in the index.

If a trading facility deletes one or more contract expirations, the S&P GSCI® Index and, as a result thereof, the index, will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P Dow Jones Indices. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P Dow Jones Indices may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI® Index. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI® Index. If that timing is not practicable, S&P Dow Jones Indices will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications and contract expirations.

The consequences of the index sponsor designating a replacement contract in respect of the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

Changes in Methodology

In light of the rapid development of electronic trading platforms and the potential for significant shifts in liquidity between traditional exchanges and such platforms, the methodology for determining the composition of the S&P GSCI® Index and its sub-indices, including the index, as well as procedures for evaluating available liquidity on an intra-year basis have been modified in order to provide market participants with efficient access to new sources of liquidity and the potential for more efficient trading. As a result, the S&P GSCI® Index methodology, which also applies to the index, now provides for the inclusion of contracts traded on trading facilities other than exchanges, such as electronic trading platforms, if liquidity in trading for a given commodity shifts from an exchange to an electronic trading platform and there is sufficient and reliable data. S&P Dow Jones Indices, in consultation with the S&P GSCI® Index Committee, will continue to monitor developments in the trading markets and will announce the inclusion of additional contracts, or further changes to the S&P GSCI® Index methodology, in advance of their effectiveness.

The consequences of changes in the S&P GSCI® Index methodology, which applies also to the index for your notes are described in the section entitled “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” in the accompanying commodity terms supplement no. 27.

The S&P GSCI® Index Committee

S&P Dow Jones Indices has established the S&P GSCI® Index Committee to oversee the daily management and operations of the S&P GSCI® Index (and, as a result thereof, the index), and which is responsible for all analytical methods and calculation in the indices. The S&P GSCI® committee is comprised of full-time professional members of S&P Dow Jones Indices staff. At each meeting, the S&P GSCI® Index Committee reviews any issues that may affect the components of the S&P GSCI® Index, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the S&P GSCI® Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P Dow Jones Indices considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all S&P GSCI® Index Committee discussions are confidential.

Frequently Asked Questions and Answers

What Does the Index Track?

The index for your notes, i.e., the S&P GSCI® Crude Oil 3-Month Forward Index Excess Return, is an index tracking the performance of a futures contract on WTI crude oil.

There are important differences between a commodity index and an equity index.  Unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts.  This feature of the index, which is discussed above, has important implications for changes in the value of the index.

What Is a Commodity Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity.  Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities.  The index currently is comprised solely of a commodity contract on WTI crude oil traded on the New York Mercantile Exchange and the Intercontinental Exchange.  However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Do Commodities Indices Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities.  These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs.  However, an investor in commodity contracts, or in an index consisting of a commodity contract, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level.  In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices.  The use of commodity contracts, therefore, allows the index sponsor to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

Can the Contract Included in the Index Be Changed over Time?

In order for a commodity contract to be included in the S&P GSCI® Index for the first time or to remain in the S&P GSCI® Index, such contract and its underlying physical commodity must satisfy predetermined criteria, e.g. denomination, duration until expiry, availability of contracts to be rolled into, location of the primary trading facility, accessibility to market participants, trading history, trading volume and minimum weight in the basket, as discussed in the next section.  The index sponsor (which is also the sponsor of the S&P GSCI® Index) performs monthly and annual calculations to determine whether the constituent contracts meet such thresholds.  If, at the time of an annual review, certain contracts that are included in the S&P GSCI® Index fail to satisfy the criteria and/or certain contracts that have not been included in the S&P GSCI® Index satisfy such criteria, the composition of the S&P GSCI® Index, and the index if the ineligible contract is the futures contract on which the index is based, will generally be changed.  If, at the time of the monthly review between annual reviews, certain contracts that are included in the S&P GSCI® Index cease to satisfy the specified criteria, certain contracts might drop out of the S&P GSCI® Index and, if the dropped contract is the futures contract on which the index is based, the index, which will in turn result in a re-weighting of the S&P GSCI® Index.  Any such changes may impact the index, and therefore your notes. For further information with respect to changes in the composition of the

S&P GSCI® Index, refer to section “The S&P GSCI® — Composition of the S&P GSCI®” above, which also applies to the index.

If the Price of Crude Oil Goes Up, Will the Index Level, Therefore, Also Go Up?

Not necessarily.

Your notes are linked to the performance of the index, which in turn tracks the performance of the futures contract included in the index, rather than the individual physical commodity itself.  Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices.  Therefore, you may observe price of crude oil going up and the index level not changing in the same way.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the futures contract.  These adjustments, which are described above and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index.  As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying futures contract.

What Does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement.  “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The index replicates an actual investment in the futures contract, and therefore takes into account the need to roll the futures contract included in the index, and reflects the effects of this rolling.  Specifically, as a futures contract included in the index approaches expiration, the index is calculated as if the commodity contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next delivery month designated pursuant to the index methodology.  If the price of the second commodity contract is lower than the price of the first commodity contract, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the second commodity contract is higher than the price of the first contract, the “rolling” process results in a smaller quantity of the second commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”.  On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardated or contango market can affect the level of the index.

How Does Rolling Affect the Level of the Index?

“Rolling” can affect the index in the following two ways:

First, if, as described above under “What Does “Rolling” a Commodity Contract Mean?” above, the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts, will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns a smaller quantity of the futures contract as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the futures contract will be less than if the index had owned the same quantity of the futures contract as before the rolling process. Therefore, these differentials in the quantities of the futures contract sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).

Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract.  In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts.  In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry.  This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”). In a backwardated market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry.

Does the Index Have a Total Return Feature?

No. The return on your notes is based on the performance of the index, which reflects the price return and roll yield of the futures contract included in the index. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on a hypothetical fully-collateralized investment. The index does not include such a total return feature or interest component.

What Factors Affect the Calculation of the Level of the Index Other than Rolling?

The value of the index on any S&P GSCI Business Day is determined by making certain adjustments to the value of the index on the immediately preceding S&P GSCI Business Day, based mainly on the performance of the futures contract.  The factor affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts is the price of the commodity contract included in the index.

The price of the commodity contract reported by the relevant trading facilities expose the index to price volatility.

Can We Assume Any of Such Factors Will Have a Direct Effect on the Level of the Index?

These factors are interrelated in complex ways and affect the performance of the commodity contract comprising the index and, therefore, may offset each other in calculation of the level of the index.  Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of the underlying physical commodity) will have a direct and linear effect on the performance of the commodity contract and the level of the index at any given time.  The level of the index, and therefore the amount payable on your notes, may decline even when one or more of these factors is favorable for the reasons explained in these questions and answers.

How Is the Index Calculated?

The value (or level) of the index on any given day is equal to the value (or level) of the index on the preceding S&P GSCI Business Day plus/minus the amount that the price of the futures contract that comprises the index have increased or decreased since the preceding S&P GSCI Business Day, and subject to an adjustment that is made (referred to as a “normalizing constant”) to assure continuity of the index and allow comparisons of the level of the index to be made over time.  The normalizing constant is calculated each time the weights of the commodities contracts included in the S&P GSCI® Index are changed, and is calculated based on the ratio of the new total dollar weight of the index to the old total dollar weight of the index and is designed to ensure that the level of the index reflects price movements with respect to the commodities contracts rather than changes in the weightings of the commodities included in the S&P GSCI® Index.

The above description is expressed as a mathematical formula as follows: the value of the index on any S&P GSCI Business Day is equal to the product of (i) the value of the index on the immediately preceding S&P GSCI Business Day multiplied by (ii) one plus the contract daily return (incorporating the normalizing constant) on the S&P GSCI Business Day on which the calculation is made.

For a further explanation of how the level of the index is calculated, including a description of “contract daily return” please refer to the index sponsor’s website referred to below.

Where Can Additional Information on the Index Be Obtained?

For information about recent levels of the index, please read the subsection entitled “—Historical Closing Levels of the Index” below.  For further explanation on the index methodologies of the index for your notes and the S&P GSCI® Index, please read the section entitled “Index Description” above.

Additional information about the S&P GSCI® Index and the index is available on the following website: http://us.spindices.com.  We are not incorporating by reference the website or any material it includes into this pricing supplement.

License

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  The “S&P GSCI” is a product of S&P Dow Jones Indices LLC, and has been licensed for use by GS Finance Corp.  GS Finance Corp.’s notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P GSCI to track general market performance.  S&P Dow Jones Indices only relationship to GS Finance Corp. with respect to the S&P GSCI is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices.  The S&P GSCI is determined, composed and calculated by S&P Dow Jones Indices without regard to GS Finance Corp. or the notes.  S&P Dow Jones Indices have no obligation to take the needs of GS Finance Corp. or the owners of the notes into consideration in determining, composing or calculating the S&P GSCI.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be redeemed.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P GSCI will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC is not an investment advisor.  Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P GSCI OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED

WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GS FINANCE CORP., HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI® CRUDE OIL 3-MONTH FORWARD INDEX EXCESS RETURN OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GS FINANCE CORP., OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier commodity will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.

The graph below shows the daily historical closing levels of the underlier from April 7, 2006 through April 7, 2016. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement.

The following section is the opinion of Sidley Austin LLP, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•           a dealer in securities or currencies;

•           a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•           a bank;

•           a life insurance company;

•           a tax exempt organization;

•           a regulated investment company;

•           a partnership;

•           a person that owns a note as a hedge or that is hedged against interest rate risks;

•           a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•           a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•           a citizen or resident of the United States;

•           a domestic corporation;

•           an estate whose income is subject to U.S. federal income tax regardless of its source; or

•           a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment. You will be obligated pursuant to the terms of the notes – in the absence of a change in law, an administrative determination or a judicial ruling to the contrary – to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier. Except as otherwise stated below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the notes. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield – i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes – and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any income you recognize upon the sale, exchange or maturity of your notes would be treated as ordinary interest income. Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time the contract included in the index rolls and/or when the composition or weighting of the index changes. Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your tax advisor with respect to the tax treatment of the notes.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes.

Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting—United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for U.S. federal income tax purposes:

•           a nonresident alien individual;

•           a foreign corporation; or

•           an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their tax advisor in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes made before January 1, 2019.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying commodity terms supplement no. 27, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ GS Finance Corp. S&P GSCI® Crude Oil 3-Month Forward Index Excess Return -Linked Notes due guaranteed by The Goldman Sachs Group, Inc. Goldman, Sachs & Co.
	Page
Summary Information	PS-5
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
The Underlier	PS-20
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-33
Commodity Terms Supplement No. 27 dated December 22, 2015
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-16
The Underliers	S-30
Commodity Indices	S-30
Bloomberg Commodity Index	S-31
S&P GSCI Commodity Index	S-39
Spot Prices of Physical Commodities	S-46
Spot Price of Copper	S-46
Spot Price of Gold	S-46
Spot Price of Silver	S-47
Spot Price of Zinc	S-47
Commodity Futures Contracts	S-49
Price of the Brent Crude Contract	S-49
Price of the Corn Contract	S-50
Price of the Gasoline Contract	S-50
Price of the Natural Gas Contract	S-51
Price of the Soybean Contract	S-51
Price of the Wheat Contract	S-51
Price of the WTI Crude Oil Contract	S-52
Use of Proceeds	S-53
Hedging	S-53
Employee Retirement Income Security Act	S-54
Supplemental Plan of Distribution	S-55
Conflicts of Interest	S-56
Prospectus Supplement dated December 22, 2015
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-16
United States Taxation	S-17
Employee Retirement Income Security Act	S-18
Supplemental Plan of Distribution	S-19
Validity of the Notes and Guarantees	S-19
Prospectus dated December 22, 2015
Available Information	2
Prospectus Summary	3
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	6
Use of Proceeds	7
Description of Debt Securities We May Offer	8
Description of Warrants We May Offer	35
Description of Units We May Offer	47
GS Finance Corp.	51
Legal Ownership and Book-Entry Issuance	53
Considerations Relating to Floating Rate Debt Securities	57
Considerations Relating to Indexed Securities	58
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	61
United States Taxation	64
Plan of Distribution	76
Conflicts of Interest	78
Employee Retirement Income Security Act	78
Validity of the Securities and Guarantees	79
Experts	79
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	79
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	79